# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gloo Holdings, Inc., CIK 0002069785
CUSIP: BTH2W0L39
Title of class of securities: Class B Common Stock
Address of issuer's principal executive offices: 831 PEARL STREET, BOULDER, Colorado (CO), 80302
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000314984

## Reporting persons
- THRIVENT FINANCIAL FOR LUTHERANS: type of reporting person: investment adviser (IA), insurance company (IC); citizenship or place of organization: Wisconsin (WI); sole voting power 4,786,477; shared voting power 0; sole dispositive power 4,786,477; shared dispositive power 0; aggregate amount beneficially owned 4,786,477 (6.9% of the class)
  Comment: The percentage calculations used herein are based on the statement in the Company's Quarterly Report on Form 10-Q for the quarter ending October 31, 2025, as filed with the Securities and Exchange Commission on December 23, 2025, that there were 69,567,852 Class B common shares of GLOO Holdings, Inc. as of December 18, 2025.

## Item 1. Issuer
Name of issuer: Gloo Holdings, Inc.
Address of issuer's principal executive offices: 831 PEARL STREET, BOULDER, COLORADO, 80302.

## Item 2. Person Filing
Name of person filing: Thrivent Financial for Lutherans
Address of principal business office or, if none, residence:
901 Marquette Avenue, Suite 2500
Minneapolis, MN 55402
Citizenship: Thrivent Financial for Lutherans is a Wisconsin fraternal benefit society.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4,786,477
Percent of class:
6.88

The percentage calculations used herein are based on the statement in the Company's Quarterly Report on Form 10-Q for the quarter ending October 31, 2025, as filed with the Securities and Exchange Commission on December 23, 2025, that there were 69,567,852 Class B common shares of GLOO Holdings, Inc. as of December 18, 2025.
Sole power to vote or to direct the vote: 4,786,477
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,786,477
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- THRIVENT FINANCIAL FOR LUTHERANS: David S. Royal, Chief Financial Officer (02/06/2026)